Exhibit 99.1

Investor contacts:	Jérôme Arnaud, ILOG
+33 6 07 35 80 87
+1 408 991-7103
jarnaud@ilog.com

Bernard Compagnon
Gavin Anderson & Company +44 20
7554 1400 (London)

Press contact:	Susan Peters, ILOG
+1 408 991-7109
speters@ilog.com

Paris July 26, 2007

ILOG ANNOUNCES 2007 FOURTH QUARTER
AND FISCAL YEAR END RESULTS

PARIS, France and SUNNYVALE, Calif. – July 26, 2007 – ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) today announced the results of its fiscal fourth quarter, highlighted by a record $46.3 million in revenues, net income of $2.5 million and fully diluted U.S. GAAP earnings per share (EPS) of $0.14. This compared with revenues of $34.4 million, net income of $1.8 million, and EPS of $0.10 for the fourth quarter last year.

The Company also announced its 2007 fiscal year revenues which totaled $161.5 million, representing a 21% increase over the prior fiscal year’s revenues of $133.6 million. Fully diluted EPS for the 2007 fiscal year was $0.30 compared with $0.35 last year.

The Company’s recent acquisition of LogicTools increased revenues for the quarter and for the year by $1.5 million and decreased the fully diluted EPS by $.02. The acquisition accounting for LogicTools did not allow the Company to recognize most of LogicTools’ deferred revenues as of the purchase date and triggered substantial amortization for intangible assets.

“Revenue growth was a strong 35% in the fourth quarter. Overall license growth was excellent at 37% and revenues for Business Rule Management Systems (BRMS) grew an outstanding 55%, as we keep on benefiting from the central role played by rules in both Business Process Management (BPM) and Service Oriented Architecture (SOA) projects.  We expect this momentum to continue in the new fiscal year. The integration of LogicTools’ people and its products is also progressing well,” said ILOG Chairman and CEO, Pierre Haren.  “However, we incurred some one-time costs during the quarter and our growth entailed higher than expected operational costs, which impacted our profitability.  In the new fiscal year, strong license growth and renewed focus on our most profitable product lines should enable us to achieve significantly higher margins.”

ILOG’s non-recurring costs during the quarter mainly included relocation to new office space in Silicon Valley and London to support the expansion of the US and UK subsidiaries.

Revenue growth in Europe was a robust 51% and the U.S grew well at 29%. Asia grew more slowly at 10%.

BRMS Product Demand Strong
BRMS license revenues for the fourth quarter grew 71% year over year.  This license growth helped push ILOG’s BRMS revenue growth to 29% for the full 2007 fiscal year compared with 20% growth during the 2006 fiscal year.  This growth acceleration is attributed to the increasing maturity of the BRMS market.  The quarter was also notable for the number of large deals that were signed, including three totaling about $1 million each, with one of the world’s largest financial services organizations, a leading UK air carrier and a large Canadian bank.  A large number of new customers in the insurance space also marked significant fourth quarter deal activity, particularly in Europe where, for example, Generali France, a major insurance underwriter in Europe, selected ILOG JRules.

Without the LogicTools contribution, Optimization revenue growth was 6%, driven by good execution by the ILOG Direct sales division, revenues from a major ISV, as well as multiple successive development projects initiated by a leading U.S. greeting card company.

Highlights of ILOG’s vertical applications business, which includes LogicTools’ products and ILOG’s PowerOps suite of products, included deals with two consumer products companies.  While the Company’s PowerOps suite product revenues fell short of expectations, a second deployment for Plant PowerOps by Danone generated additional consulting revenues in the quarter.

ILOG’s Visualization products grew 12%, highlighted by repeat business from major Chinese telecom equipment maker, Huawei, and the leading European aircraft maker, EADS/Airbus.

Business Outlook
Based on currently available information, ILOG’s management targets its revenue growth for fiscal year 2008 to exceed 20%. The Company’s goal is to grow its U.S. GAAP operating profit to over $10 million, assuming a euro-dollar parity between 1.35 and 1.40.

Conference Call`
ILOG management will be hosting a conference call today at 10 a.m. Eastern Time or 4 p.m. European Time to discuss its fourth quarter results. To listen, please visit http://www.ilog.com/corporate/investor and utilize the WebCast link. To participate, please contact Gavin Anderson at +44 20 7554 1400. A replay of the call will be available later.

About ILOG
ILOG delivers software and services that empower customers to make better decisions faster and manage change and complexity. Over 2,500 corporations and more than 465 leading software vendors rely on ILOG's market-leading business rule management systems (BRMS), supply chain planning and scheduling applications as well as its optimization and visualization software components, to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. ILOG was founded in 1987 and employs more than 850 people worldwide. For more information, please visit http://www.ilog.com.

ILOG S.A.
Consolidated Income Statements (unaudited)
(figures in italics are in euros and IFRS)

	Three Months Ended			Twelve Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007	June 30, 2007	June 30, 2006	June 30, 2007
	(in thousands, except for per share data)
Revenues:
License fees	$21,985	$16,040	€16,341	$74,970	$66,376	€57,101
Maintenance	12,305	9,970	9,127	44,435	38,115	33,995
Professional services	12,009	8,398	8,923	42,054	29,068	32,108
Total revenues	46,299	34,408	34,391	161,459	133,559	123,204

Cost of revenues:
License fees	580	237	430	1,489	1,014	1,128
Maintenance	1,128	1,124	834	5,024	4,303	3,840
Professional services	9,550	6,300	7,081	32,835	23,055	25,052
Total cost of revenues	11,258	7,661	8,345	39,348	28,372	30,020

Gross profit	35,041	26,747	26,046	122,111	105,187	93,184

Operating expenses:
Marketing and selling	17,977	14,686	13,263	64,117	56,391	48,814
Research and development	10,586	8,162	7,838	35,024	28,886	26,633
General and administrative	6,060	3,594	4,414	19,615	15,276	14,686
Total operating expenses	34,623	26,442	25,515	118,756	100,553	90,133

Income from operations	418	305	531	3,355	4,634	3,051
Net interest income (loss) and other	701	487	514	2,427	1,139	1,800
Income before taxation	1,119	792	1,045	5,782	5,773	4,851
Income taxes expense (income)	(1,313)	(1,053)	(2,719)	23	(869)	(1,702)
Net income of fully consolidated subsidiaries	2,432	1,845	3,764	5,759	6,642	6,553
Equity in earnings of affiliates	114	(25)	85	(282)	(25)	(214)
Net income	$2,546	$1,820	€3,849	$5,477	$6,617	€6,339

Earnings per share
- Basic	$0.14	$0.10	€0.21	$0.30	$0.37	€0.35
- Diluted	$0.14	$0.10	€0.21	$0.30	$0.35	€0.34

Share and share equivalents used in per share calculations
- Basic	18,400	18,061	18,400	18,231	17,995	18,231
- Diluted	18,497	18,933	18,550	18,445	18,936	18,523

ILOG S.A.
Condensed Consolidated Balance Sheets (unaudited)
(figures in italics are in euros and IFRS)

	June 30, 2007	June 30, 2006	June 30, 2007
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$46,040	$61,442	€40,781
Short-term investments	8,616	7,804	—
Accounts receivable	42,775	29,683	31,674
Other receivables and prepaid expenses	12,252	9,330	8,186
Total current assets	109,683	108,259	80,641

Long-term assets:
Tangible and intangible assets – net	16,480	6,902	12,204
Other long-term assets	19,579	3,601	16,816
Total long-term assets	36,059	10,503	29,020

Total assets	$145,742	$118,762	€109,661

Liabilities and Shareholders’ Equity
Current liabilities:
Accounts payable and other current liabilities	$28,465	$24,018	€21,078
Current portion of capital lease obligations	206	354	153
Deferred revenue	32,884	24,426	24,353
Total operating liabilities	61,555	48,798	45,584

Long-term liabilities:
Long-term portion of capital lease obligations	17	210	12
Other long-term liabilities	2,536	942	1,878
Total long-term liabilities	2,553	1,152	1,890
Total liabilities	64,108	49,950	47,474

Shareholders’ equity:
Paid-in capital	98,961	92,309	50,635
Treasury stock	(8,509)	(6,890)	(6,912)
Accumulated deficit and other	(8,818)	(16,607)	18,464
Total shareholders’ equity	81,634	68,812	62,187

Total liabilities and shareholders’ equity	$145,742	$118,762	€109,661

ILOG S.A.
Condensed Consolidated Statements of Cash Flow (unaudited)
(figures in italics are in euros and IFRS)

	Twelve Months Ended
	June 30, 2007	June 30, 2006	June 30, 2007
	(In thousands)

Cash flows from operating activities:
Net Income	$5,477	$6,617	€6,339
Depreciation and amortization	3,208	2,549	2,442
Share-based compensation	2,763	2,462	1,458
Deferred income taxes	(185)	(1,058)	(125)
Unrealized gain (loss) on derivative instruments	(47)	(150)	(31)
Result or depreciation of equity in affiliates	299	(25)	227
Change in working capital	(6,171)	(973)	(4,114)
Net cash provided by operating activities	5,344	9,422	6,196

Cash flows from operating activities:
Acquisition of fixed assets and business	(25,123)	(2,496)	(20,686)
Sale (Purchase) of short term investments, net	(314)	(7,352)	—
Net cash used in investing activities	(25,437)	(9,848)	(20,686)

Cash flows from financing activities:
Repayment of capital lease obligations	(366)	(496)	(279)
Cash proceeds from issuance of shares	3,890	4,391	2,983
Purchase of treasury stock	(1,621)	(6,177)	(1,245)
Net cash provided by (used for) financing activities	$1,903	$(2,282)	1,459

Impact of exchange rate changes on cash and cash equivalents	2,788	2,420	(657)

Net increase (decrease) in cash, cash equivalents	(15,402)	(288)	(13,688)
Cash and cash equivalents, beginning of period	61,442	61,730	54,469
Cash and cash equivalents, end of period	$46,040	$61,442	€40,781

Discussion of Income Statement for the Quarter Ended June 30, 2007

REVENUES AND GROSS MARGIN

Revenues in the quarter increased to $46.3 million from $34.4 million, or by 35%, compared to the same quarter in the previous year. At constant exchange rates, revenues increased by 31%.

Revenues by region were as follows (in thousands):

	Three Months Ended		Change
	June 30, 2007	June 30, 2006	As Reported	Constant $

North America	$23,137	$17,996	29%	29%
Europe	18,758	12,392	51%	41%
Asia Pacific	4,404	4,020	10%	7%

Total revenues	$46,299	$34,408	35%	31%

Overall activity was very good in all geographies especially for BRMS, for which combined license and maintenance revenues increased by 55%. Optimization and Visualization license and maintenance revenues increased by 20% and 12%, respectively. Optimization revenues increased in North America by $0.8 million, due to  the LogicTools acquisition. Business has generally improved in Europe, year over year, due in part to additional penetration in the financial services and transportation sectors.

Professional services revenues continued to grow significantly, increasing 43% in the quarter compared to the same quarter last year. LogicTools accounts for $0.7 million of professional services revenues for the quarter. This increase is stable across quarters and is mainly the result of BRMS implementations and continued support for existing ILOG customers. Related gross margin for the quarter is 20%, slightly down from the average 22% rate observed during the 2007 fiscal year.

Due in part to the significant increase in professional services activities, the  overall gross margin for the quarter was 76%, which is in line with the overall gross margin observed during the 2007 fiscal year, but is lower than the average of 79% experienced in the 2006 fiscal year.

OPERATING EXPENSES

The 31% increase in operating expenses over the same quarter last year is largely due to the increase in headcount, as well as to the purchase of LogicTools, including $1.1 million of structure costs and $0.3 million attributable to the amortization of intangibles identified during the purchase price allocation. Incentives, promotion and travel costs also increased due to the strong activity during the quarter. The Company also had non-recurring costs related to the relocation of its offices in California and in the UK. The stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros, also weighed on total operating expenses.

As of June 30, 2007, the Company had 847 employees, including 43 employees gained from LogicTools, compared to 733 a year earlier.

INCOME TAXES

The income tax benefit amounted to $1.3 million in the fourth quarter of fiscal year 2007 compared to a $1.1 million benefit in the comparable quarter of fiscal year 2006.  The current quarter income tax benefit includes a deferred tax benefit of $1.5 million representing part of the tax net operating losses carried forward in France that the Company is more likely than not going to use in the coming years.

Discussion of Income Statement for the Year Ended June 30, 2007

REVENUES AND GROSS MARGIN

Revenues for the year increased to $161.5 million, up from $133.6 million, or by 21%, compared to the same period in the previous year. At constant exchange rates, revenues increased by 17%.

Revenues by region were as follows (in thousands):

	Three Months Ended		Change
	June 30, 2007	June 30, 2006	As Reported	Constant $

North America	$76,437	$66,969	14%	14%
Europe	68,651	53,452	28%	19%
Asia Pacific	16,371	13,138	25%	22%
Total revenues	$161,459	$1,33,559	21%	17%

Combined license and maintenance revenues increased by 14% during the 2007 fiscal year compared to 2006. The BRMS and Visualization product lines grew across all regions, with an overall increase of 29% and 12%, respectively, during the period, while the Optimization product line increased slightly by 1%. For the 2007 fiscal year, the BRMS, Optimization and Visualization product lines represented 47%, 33% and 20%, respectively, of the combined licenses and maintenance revenues, as compared to 42%, 38% and 20% a year ago.

Professional services increased by 45%, year over year, reflecting the Company’s promotion of services to help customers develop applications with ILOG’s BRMS.  For the 2007 fiscal year, gross margin for professional services increased to 22%, as compared to 21% last year.

The impact of this significant increase in professional services revenues is that the overall gross margin of 76% observed during the 2007 fiscal year decreased compared to the average of 79% of the 2006 fiscal year.

OPERATING EXPENSES

The 18% increase in operating expenses over the prior year is primarily due to additional hiring, salary increases that were applied in the second quarter of last year and also the stronger euro, affecting more than half of the Company’s expenses, which are denominated in euros.

INCOME TAXES

In fiscal year 2007, the Company’s tax benefits offset its tax expenses, as compared to a net income tax benefit of $0.9 million in fiscal year 2006.  In fiscal 2006, the Company recorded a deferred tax benefit of $1.2 million recorded for the first time; in fiscal year 2007, the deferred tax benefit was increased by $0.3 million. Deferred tax benefits represent part of the tax net operating losses carried forward in the US and France that the Company is more likely than not going to use in the following fiscal years. Apart from these income tax benefits, the income tax expenses relate to countries where there are no tax losses to carry forward, and represented $0.3 million in each of the 2006 and 2007 fiscal years.

Balance Sheet and Cash Flow Discussion

Including short-term investments, ILOG’s cash position totaled $54.7 million as of June 30, 2007, down from $69.2 held on June 30, 2006 due to an all cash payment of $15.5 million in April 2007 for LogicTools. Over the 2007 fiscal year, operations generated cash in the amount of $5.3 million as a result of net income for the year, as adjusted for significant non-cash items such as stock-based compensation, deferred taxes and deferred revenues. Cash was also increased by the exercise of stock options and warrants in the amount of $3.9 million and the $2.8 million impact of the weak dollar on our euro-denominated cash balances. Investment activities other than LogicTools used $9.9 million in cash, attributable in part to the purchase of a 33% ownership stake in Prima Solutions, a Paris-based provider of insurance software platforms, and a 35% ownership interest in a Chinese partner, FirstTech.  ILOG also purchased stock for $1.6 million.

As of June 30, 2007, shareholders’ equity was $81.6 million, representing an increase of $12.8 million since June 30, 2006, mainly as a result of the Company’s profitability during the period, the exercise of stock options and the impact of the weaker dollar. On June 30, 2007, the Company had 19,062,464 shares issued and outstanding, compared to 18,542,133 at June 30, 2006, due to the exercise of 520,331 stock options and warrants.

ACCOUNTING PRINCIPLES

The Company’s financial statements in U.S. dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in euros have been prepared in accordance with International Financial Reporting Standards (“IFRS”). Following European regulation 1606/2002 dated July 19, 2002, all EU-listed companies are required to apply IFRS in preparing their financial statements for financial years commencing January 1, 2005 and thereafter.

CONSTANT EXCHANGE RATES

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year's exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders
A translation of this press release in the French language is also available.

ILOG and LogicTools are registered trademarks of ILOG. JRules and PowerOps are trademarks of ILOG, and all other trademarks are the property of their respective owners.